Exhibit 99.1

Sapiens Partners with Cloud-based SaaS Provider Charlee™ to
Empower Insurers with Intelligent Insights

Sapiens core solutions for P&C enables Charlee™ to leverage AI and ML through unlimited data sources, minimizing loss ratios and fraud and enabling insurers to proactively detect fraud and litigation propensity

Raleigh, N.C., January 31, 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Charlee™, a cloud-based SaaS provider of AI and machine learning (ML) solutions for Property and Casualty insurers, has partnered with Sapiens to enrich and expand its intelligent insights through all data types, including internal, external, structured and unstructured.

Charlee™ supports claim and underwriting processes with predictive models and insights via natural language processing (NLP) understanding of documents and data attached to the policy/claim. Sapiens CoreSuite for Property & Casualty provides Charlee™ a deeper, more intuitive understanding of information, empowering them with significant technology benefits for their proprietary AI engine (insights & predictive analytics) for insurance. Sapiens CoreSuite for P&C enables Charlee™ to seamlessly and instantly detect high cost and litigation propensity patterns in customer claims, as well as other insights for underwriting and fraud. Partnered with Charlee™, Sapiens’ proven solution provides customers with the cutting edge of litigation avoidance, unlimited data sources, insurance domain focus and prebuilt insights.

“Integrating Charlee™ AI engine for insurance with Sapiens CoreSuite for P&C provides our clients with the ability to take their claims and underwriting process to the next level. We continue to expand our partnerships to provide new business capabilities to accelerate the P&C digital transformation,” said Jamie Yoder, Sapiens North America President & General Manager. “Charlee™ joins Sapiens’ expansive partner ecosystem, through which we have a strategic imperative to constantly search for the latest innovations and empower our customers with the most innovative capabilities.”

“Partnering with Sapiens is an exciting opportunity for Charlee™ to enable our AI engine to deliver actionable insights and predictions focused on insurance, through Sapiens industry leading CoreSuite for P&C platform,” said Sri Ramaswamy, CEO, Charlee™.

Sapiens CoreSuite for P&C is an agile, modular, end-to-end solution that supports advanced automation capabilities and facilitates digital transformation.

About Charlee™

Starting in January 2016, Charlee™ (previously known as Infinilytics) entered the commercial market with the vision to empower every insurance business with insights. Headquartered in the San Francisco Bay Area, with a subsidiary in Chennai, India, Charlee™’s vision is to become the backbone for insurance through its AI engine (insights and predictive analytics). For more information visit www.charlee.ai

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers
Managing Director, Hayden IR
+1 541-904-5075
kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.